TEMPUR-PEDIC INTERNATIONAL INC.
Annual Incentive Bonus Plan for Senior Executives
Terms and Conditions

Adopted:  February 18, 2009

I.   Compensation Philosophy

The intent of this Annual Incentive Bonus Plan (the “Incentive Plan”) of Tempur-Pedic International Inc. (“Tempur-Pedic” or the “Company”) is to provide highly competitive total cash compensation through an annual variable pay program that reflects the Company’s performance and the participant’s performance against goals and objectives.

Tempur-Pedic’s compensation philosophy is to attract, motivate, retain and reward its management talent with base salary, annual incentive bonuses and equity compensation that competitively targets its market.  Tempur-Pedic’s compensation programs are designed to reward its management for strong company performance and successful execution of key business plans and strategies, based on Tempur-Pedic’s and the senior manager’s achievement of pre-established performance targets.   Tempur-Pedic believes that its compensation philosophy aligns management incentives with the long-term interests of Tempur-Pedic’s stockholders.

The Incentive Plan is an important variable component of the total compensation package for the Chief Executive Officer (“CEO”), Executive Vice Presidents (“EVPs”) and other senior managers who may be designated from time to time for participation in the Incentive Plan (collectively, the “Senior Executives”). Tempur-Pedic believes senior management who hold positions affording them the authority to make critical decisions affecting Tempur-Pedic’s overall performance should have a material percentage of their annual compensation contingent upon Tempur-Pedic’s performance.

II.           Plan Overview

The Incentive Plan is a cash bonus plan for Senior Executives, designed to reward them for their roles in the achievement of Tempur-Pedic’s annual goals, as established by the Board of Directors or Compensation Committee.  Incentive Plan awards are determined on an annual basis, based on whether and to what extent Tempur-Pedic achieves any applicable Company Goals and each participant achieves any applicable Individual Goals for the relevant Performance Period. The annual incentive bonus is a lump-sum cash payment for each Senior Executive (the “Bonus”).

Administration.  The Compensation Committee will be responsible for setting the terms for any Bonus for the CEO.  Unless delegated to the Compensation Committee, the Board of Directors will be responsible for setting the terms for any Bonus to any EVP or other Senior Executive after receiving a recommendation from the Compensation Committee.

Except as described above with respect to the Board’s authority to grant Bonuses to EVPs or other Senior Executives, the Compensation Committee has sole authority over administration and interpretation of the Incentive Plan and retains its right to exercise discretion as it sees fit.

As used in the Incentive Plan, the term “Administrator” refers to either the Board or the Compensation Committee exercising its authority under the Incentive Plan as described above.

Performance Period.  The Incentive Plan year runs from January 1 – December 31 (the “Performance Period”).

Participants.  The CEO, the EVPs and other Senior Executives designated from time to time by the Administrator shall be entitled to participate in the Incentive Plan.

Target Bonus. With respect to any Performance Period and any Senior Executive, the Administrator shall create a target Bonus for such Senior Executive, expressed as a percentage of such Senior Executive’s base salary as in effect at the end of the Performance Period.

Not later than March 31 of each Performance Period, the Administrator shall set the targeted annual Bonus for each Senior Executive.

Components of Bonus.  Unless otherwise determined by the Administrator with respect to any Performance Period, the Bonus shall be comprised of two components:  a component based on the achievement of Company-wide goals (the “Company Goals”) and a component based on the achievement of individual goals created for any particular Senior Executive (the “Individual Goals”).

The purpose of the Company Goals component, represented by financial targets and other Company-wide performance metrics, and the purpose of the Individual Goals component, represented by the achievement of individual targets, are designed to focus the Senior Executives on behaviors that support the overall performance and success of the Company.

Company Goals.  The Company Goals component will be tied to Tempur-Pedic’s achievement of specific financial targets and other Company-wide performance metrics. The Company Goals component metrics may include, but are not limited to, net sales, earnings before interest and taxes (EBIT), operating cash flow, market share and debt reduction.

The Company Goals component of the Bonus may be established using a matrix to allow for maximum and minimum payments, depending on the level of specified factors for the applicable Performance Period.  A failure to meet the minimum requirement may result in no Bonus payment with respect to the Company Goals component of the Incentive Plan.  In calculating the Company Goals component payments, the Administrator may consider material, unanticipated or unusual events or actions that affect the financial targets or other Company-wide performance metrics or the quality of the manner in which the results were achieved.

Individual Goals.  Each year, individual incentive performance metrics and targets may be established as Individual Goals for one or more of the Senior Executives. The Individual Goals component of the annual Bonus for the Senior Executives is expected to be heavily weighted toward the successful completion of individual objectives, including financial results for the individual’s specific area of responsibility.

The Individual Goals component will target 100% payout for the achievement of an executive’s annual objectives.  Payments can range from no bonus payment to more than 100% of the targeted Individual Goals component, based on individual performance. The determination of whether the Individual Goals component of the Bonus has been met and to what degree will be based on the subjective determination of the Administrator, and in exercising this discretion the Administrator will review each Senior Executive’s performance against individual objectives and the overall performance of the applicable Senior Executive within his or her specific area of responsibility.

The Individual Goal performance metrics are designed to target specific achievements to further the Company’s business objectives.  Examples of individual incentive performance metrics may include, as examples only, the following:

• Cost reduction initiatives	• Strategic planning
• Sales targets	• Debt reduction
• Expanding slots per stores	• Cash flow generation
• New product launches	• H.R. management metrics
• Improve customer service metrics	• Execute annual IR plan
• Enhance financial planning process	• Expand brand awareness
• Increase market share

III.           Designation of Participants

For any Performance Period, not later than the end of February in such Performance Period, the Administrator shall determine whether any senior managers other than the CEO and EVPs will participate in the Incentive Plan for that Performance Period, in which case any of these other senior managers will constitute “Senior Executives” under the Incentive Plan for that Performance Period.  With respect to any other senior managers hired during the course of a fiscal year, the Administrator shall determine within 30 days after the employment of such senior manager whether or not such senior manager shall participate in the Incentive Plan for such year.  In the event that the Administrator does not decide that such newly-hired senior manager will participate in the Incentive Plan, such senior manager will not participate in the Incentive Plan for such Performance Period.  In the event that the Administrator determines that a newly-hired senior manager will participate in the Incentive Plan for the remainder of the current Performance Period, the Administrator will promptly determine the terms of the Bonus for such Senior Executive, including with respect to the matters referred to in Section IV below.

Participation in the Incentive Plan in one year does not automatically guarantee participation in a future year.  Compliance with all Tempur-Pedic policies, guidelines and applicable laws is a prerequisite to receiving an award pursuant to the Incentive Plan.

IV.           Creation of Bonus Terms for Any Fiscal Year

For any Performance Period, not later than March 31st of that Performance Period, the Administrator shall determine the following for the Senior Executives participating in the Incentive Plan for that Performance Period:

•	the Target Bonus for such Senior Executive, expressed as a percentage of his or her base salary as of the end of the Performance Period;

•	whether there will be Company-wide goals for the Performance Period, and the type of Company-wide goals that will apply;

•	for each Senior Executive, whether there will be Individual Goals for that Senior Executive;

•	the relative weighting between Company Goals and Individual Goals for any Senior Executive;

•	any maximum or minimum payout with respect to either the Company Goals or Individual Goals or both; and

•	any other terms applicable to the Bonuses for any Senior Executives for that Performance Period.

V.           Payment Criteria

Unless otherwise provided in any employment agreement between the Senior Executive and the Company or otherwise determined by the Administrator, a participant must be employed by Tempur-Pedic on the Bonus payment date with respect to the applicable Performance Period to be eligible to receive  payment of an Award pursuant to the Incentive Plan.

Except as noted above, all Bonus payments will be based on a participant’s base salary as of December 31 of the Performance Period.  Bonus payments will be made by March 15 of the year following the Performance Period.  Bonus payments will be subject to all withholding required by applicable law.

Nothing in this Incentive Plan guarantees any Bonus payment will be made to any individual.  Receipt of a Bonus payment in one year does not guarantee eligibility in any future year.

VI.           Termination, Suspension or Modification and Interpretation of the Plan

Tempur-Pedic may terminate, suspend or modify and if suspended, may reinstate with or without modification all or part of the Incentive Plan at any time, with or without notice to the participant.  Tempur-Pedic reserves the exclusive right to determine eligibility to participate in this Incentive Plan and to interpret all applicable terms and conditions, including eligibility criteria.

VII.           Other

         This document sets forth the terms of the Incentive Plan and is not intended to be a contract or employment agreement between the participant and Tempur-Pedic.  As applicable, it is understood that both any participant and Tempur-Pedic have the right to terminate the participant’s employment with Tempur-Pedic at any time, with or without cause and with or without notice, in acknowledgement of the fact that their employment relationship is “at will.”